Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Company” or “Itaú Unibanco”), in compliance with Article 157, Paragraph 4 of Law 6,404/76 and Instruction no. 358/02 of the Brazilian Securities and Exchange Commission, informs its stockholders and the market in general that as of this date it has announced its projections for the year 2018 in accordance with the provision in item 11 (“Projections”) of the Reference Form. The projections already include Citibank’s retail operations in Brazil in 2017 and 2018 (*).

	Consolidated	Brazil [1]

Total Credit Portfolio [2]	From 4.0% to 7.0%	From 4.0% to 7.0%

Financial Margin with Clients	From -0.5% to 3.0%	From -1.0% to 2.5%

Financial Margin with the Market	Between R$4.3 bn and R$5.3 bn	Between R$3.3 bn and R$4.3 bn

Cost of Credit [3]	Between R$12.0 bn and R$16.0 bn	Between R$10.5 bn and R$14.5 bn

Commissions and Fees and Result from Insurance Operations [4]	From 5.5% to 8.5%	From 6.5% to 9.5%

Non-Interest Expenses	From 0.5% to 3.5%	From 0.5% to 3.5%

Effective Tax Rate	From 33.5% to 35.5%	From 34.0% to 36.0%

[1]	Also includes units abroad ex-Latin America;
[2]	Includes financial guarantees provided and corporate securities;
[3]	Composed of Result from Loan Losses, Impairment and Discounts Granted;
[4]	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

It is noteworthy mentioning that for 2018 the Company considers, for management purposes, a cost of capital of around 13.5% per year.

Information on outlooks for the business, projections and operational and financial goals are solely forecasts, based on management’s current outlook in relation to the future of Itaú Unibanco. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. Therefore, our effective results and performance may differ from those forecasted in this prospective information.

São Paulo (SP), February 5, 2018.

Alexsandro Broedel Lopes

Group Executive Finance Director and Investor Relations Officer

(*) Appendix: Income Statement and Credit Portfolio 2017 including Citibank

Appendix

The information below was used by Itaú Unibanco to prepare the projections for 2018 and includes the figures of the Citibank’s retail operations in Brazil in each of its lines.

In R$ millions	2017
Managerial Financial Margin	68,510
Financial Margin with Clients	62,223
Financial Margin with the Market	6,287
Cost of Credit	(18,002)
Provision for Loan Losses	(19,105)
Impairment	(1,094)
Discounts Granted	(1,106)
Recovery of Loans Written Off as Losses	3,303
Net Result from Financial Operations	50,508
Other Operating lncome/(Expenses)	(14,263)
Commissions and Fees	33,014
Result from Insurance, Pension Plan and Premium Bonds Operations	6,256
Non-interest Expenses	(47,045)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,489)
Income before Tax and Minority Interests	36,245
Income Tax and Social Contribution	(11,294)
Minority Interests in Subsidiaries	(71)
Recurring Net Income	24,879

Credit Portfolio

In R$ billions, end of period	4Q17
Individuals	191.5
Credit Card Loans	66.9
Personal Loans	26.4
Payroll Loans	44.4
Vehicle Loans	14.1
Mortgage Loans	39.7
Companies	226.9
Corporate Loans	165.1
Very Small, Small and Middle Market Loans	61.9
Corporate Securities	36.0
Total Brazil with Financial Guarantees Provided and Corporate Securities	454.5
Latin America	145.6
Argentina	8.2
Chile	96.7
Colombia	25.8
Paraguay	6.3
Panama	0.8
Uruguay	7.8
Total with Financial Guarantees Provided and Corporate Securities	600.1